SSYS Q4 2016 Earnings Script

SLIDE 1 & 2: TITLE SLIDES

SPEAKER: Operator

Good day, ladies and gentlemen. Welcome to today’s conference call to discuss Stratasys’ fourth quarter and full year 2016 financial results.

My name is [INSERT], and I’m your operator for today’s call. [INSERT RELEVANT INSTRUCTIONS].

And now, I’d like to hand the call over to Shane Glenn, Vice President of Investor Relations for Stratasys. Mr. Glenn, please go ahead.

SLIDE 3&4: FLS & NON-GAAP DISCLOSURE

SPEAKER: Shane Glenn

Good morning, everyone, and thank you for joining us to discuss our fourth quarter financial results. On the call with us today are Ilan Levin, CEO, and Lilach Payorski, CFO of Stratasys.

I remind you that access to today's call, including the prepared slide presentation, is available online at the web address provided in our press release.

In addition, a replay of today's call, including access to the slide presentation, will also be available, and can be accessed through the investor section of our website.

We will begin by reminding everyone that certain statements made on this call regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2017, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: any failure to efficiently and successfully integrate the operations of Stratasys and various entities that it has acquired, including MakerBot, Solid Concepts, Harvest and GrabCAD, or to successfully establish and execute effective post-acquisition integration plans; changes in the overall global economic environment; the impact of competition and new technologies; changes in the general market, political and economic conditions in the countries in which we operate; any underestimates in projected capital expenditures and liquidity; changes in our strategy; changes in applicable government regulations and approvals; changes in customers’ budgeting priorities; lower than expected demand for our products and services; reduction in our profitability due to shifting in our product mix into lower margin products or our shifting in our revenues mix significantly towards our AM services business; costs and potential liability relating to litigation and regulatory proceedings; and those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, and Item 5, “Operating and Financial Review and Prospects” in our 2015 Annual Report, together with the 2016 Annual Report that we will file soon, as well as in the 2016 Annual Report generally. Readers are urged to carefully review and consider the various disclosures made throughout the Form 20-Fand in Stratasys’ other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, on this call are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As in previous quarters, today's call will include GAAP and non-GAAP financial measures. The non-GAAP financial measures should be read in combination with our GAAP metrics to evaluate our performance. Certain non-GAAP to GAAP reconciliations are provided in the table contained in our slide presentation and today’s press release.

Now I would like to turn the call over to our CEO, Ilan Levin. Ilan?

SLIDE 5: OPENING SUMMARY

SPEAKER: Ilan Levin

Thank you Shane.

Good morning everyone, and thank you for joining today’s call.

Our fourth quarter results reflect our ongoing efforts to focus and improve our customer engagement and product development.

Our level of revenues, combined with our ongoing efforts to better align our cost structure, contributed to a significant improvement in operating profit and cash generation during the period.

We are also making significant progress in transforming our business into a more customer-centric organization; that emphasizes leveraging our extensive technology and application knowledge into value-added solutions for users within key vertical markets.

This renewed focus is being supported by an increasing number of high profile collaborations we have recently announced with industry-leading manufacturing companies, such as Siemens, Airbus, McLaren Racing, and Team Penske.

Additionally, we recently launched significant new products, and implemented organization changes at MakerBot that will better position us to focus on the entry-level professional rapid prototyping segments of our industry.

I will return later in the call to provide you more details on these important initiatives, as well as other key developments, but first it’s a pleasure for me to introduce our new CFO, Lilach Payorski, who will review the details of our financial results.

Lilach?

SLIDE 6&7: FINANCIAL RESULTS SUMMARY

SPEAKER: Lilach Payorski

Thank you, Ilan, and good morning, everyone. As some of you may know, I’ve been with the company for over four years, and it is indeed a pleasure to join the call this morning as the new CFO of Stratasys.

We are pleased with our fourth quarter results, which includes growth in recurring revenues that demonstrates strong utilization of our installed base of systems.

This stable growth in recurring revenue, combined with our ongoing efforts to better align our cost structure, has resulted in improved operating profit and cash generation.

As a result, both our non-GAAP gross margin and non-GAAP operating margin improved significantly over the same period last year.

Total revenue in the fourth quarter was $175.3 million compared to $173.4 million for the same period last year.

GAAP operating loss for the fourth quarter was $29.2 million, compared to a loss of $187.8 million for the fourth quarter last year.

Non-GAAP operating income was $11.6 million, compared to a loss of $8.9 million for the same period last year.

SLIDE 8: REVENUE

Product revenue in the fourth quarter increased by 2% to $127 million, as compared to the same period last year.

Within product revenue, system revenue for the quarter declined by 4% over the same period last year, driven primarily by the level of overall market demand we have discussed previously.

However, we observed favorable trends around system utilization, as well as strong demand for our premium materials, which contributed to consumables revenue increasing by 11% as compared to the same period last year.

The growth in our premium materials supports our focus on specific value-added solutions with target industry markets.

Services revenue in the fourth quarter was relatively flat at $49 million, as compared to the same period last year.

Within service revenue, customer support revenue, which includes revenue generated mainly by maintenance contracts on our systems, increased by 8% compared to the same period last year, driven primarily by growth in our installed base of systems.

Our service revenue was negatively impacted by a decline in revenue for conventional manufacturing services within our Stratasys Direct Manufacturing business; as we put greater strategic focus on additive manufacturing offerings.

SLIDE 9: GROSS MARGIN

GAAP gross margin improved to 47.3% for the fourth quarter, compared to a GAAP gross margin of 30.6% for the same period last year.

Non-GAAP gross margin improved to 53.6% for the fourth quarter, compared to 48.1% for the same period last year.

Product gross margin improved significantly, driven by a shift in our sales mix towards high-end products, cost control efforts in operations, and improved production efficiencies.

Service gross margin also improved compared to same period last year, helped by our cost control efforts.

SLIDE 10: OPERATING TRENDS

GAAP operating expenses decreased by 53% to $112 million for the fourth quarter, as compared to the same period last year.

Non-GAAP operating expenses decreased by 11% to $82 million for the fourth quarter, as compared to the same period last year.

These favorable trends in operating expenses over the last year reflect the positive impact of our overall focus on improving efficiencies across the company.

These cost efficiencies are in line with our long-term growth strategy, which also includes increased investments in areas we view as critical for long-term growth and productivity.

SLIDE 11: BALANCE SHEET & CASH FLOW FROM OPERATIONS SUMMARY

I’m pleased to report that cash flow generated from operations increased significantly over the year.

The Company generated $26.0 million of cash from operations during the fourth quarter, as compared to $7.7 million for the fourth quarter last year, and generated $62.0 million in cash for the full year 2016 as compared to cash usage of $21.9 million during 2015.

We ended the year with $280.3 million in cash and cash equivalents.

Inventory at the end of the fourth quarter decreased to $117.5 million as compared to $123.7 million at the end of 2015 as we maintain tight control on inventory levels.

Accounts receivable decreased to $120.4 million, compared to $123.2 million at the end of 2015 with DSO on 12-month trailing revenue steady at 65.

SLIDE 12: SUMMARY

In summary,

1.)	In the fourth quarter we improved our operational performance, leading to improvements in both non-GAAP gross margin and operating income over last year.
2.)	We observed strong growth of our recurring product and service contract revenue, which represents high system utilization and demand for our premium materials.
3.)	Going forward, we will remain focused on investing in value-added solutions within key target markets, with aligning costs and resources towards achieving our long term goals.
4.)	And finally, we are pleased with our cash position, which will enable us to capitalize on emerging opportunities going forward.

I would now like to turn the call over to our VP of Investor Relations, Shane Glenn, who will provide you greater details on our 2017 financial guidance. Shane?

SLIDE 13: GUIDANCE

SPEAKER: Shane Glenn

Thank you, Lilach.

Our guidance for 2017 is as follows:

1.	Total revenue in the range of $645 to $680 million, with non-GAAP net income in the range of $10 to $20 million, or $0.19 to $0.37 per diluted share.
2.	GAAP net loss of $53 to $39 million, or ($1.00) to ($0.73) per basic share.
3.	Non-GAAP operating margin of 3% to 5%.
4.	Capital expenditures projected at $40 to $50 million.

Non-GAAP earnings guidance excludes $34 million of projected amortization of intangible assets; $18 to $20 million of share-based compensation expense; $2 to $3 million in merger and acquisition related expense; and $8 to $10 million in reorganization and other related costs; and includes $3 to $4 million in tax expenses related to non-GAAP adjustments.

We maintain a relatively high estimated non-GAAP tax rate for 2017 given the ongoing non-cash valuation allowance on deferred tax assets we expect to record throughout the year. These deferred tax assets have expiration dates many years into the future, and we do anticipate being able to ultimately recognize their value to offset prospective tax liabilities.

Given the expected ongoing negative impact of not recording a tax benefit on U.S. tax losses on our net income loss, the Company believes non-GAAP operating profit would be the best measure of performance in 2017.

Appropriate reconciliations between GAAP and non-GAAP financial measures are provided in a table at the end of our press release and slide presentation, with itemized detail of the non-GAAP financial measures.

Now, I'd like to turn the call back over to our CEO, Ilan Levin. Ilan?

SLIDE 14 & 15: DRIVING VALUE THROUGH LEADERSHIP

SPEAKER: Ilan Levin

Thank you, Shane.

In 2017, we are focused on better allocating our resources to achieve our long-term goals.

Our industry is continually maturing, and moving beyond general purpose design and engineering rapid prototyping into use-cases that target specific high value-added applications within key industry segments, ranging from advanced prototyping, through to production tooling and production part manufacturing applications.

Today, we are reallocating resources from a general purpose, “one size fits all” development strategy, and further emphasizing key customer engagements, with development projects closely associated with their needs.

By leveraging our extensive technology and application knowledge, with our drive to build deep, high-quality, and lasting customer relationships, we are able to provide increased value to the market.

As we make this transition, we will continue to make the necessary changes to our organizational structure that will help us to achieve these long-term goals.

SLIDE 16: LEADERSHIP IN APPLICATION DRIVEN PRODUCT DEVELOPMENT

As the market matures, Stratasys is focused on investing in products that provide value-added applications and solutions for our customers.

We aim to accomplish this by leveraging the core elements of our technology portfolio and extensive knowledge base within our organization.

We believe our core FDM and PolyJet technologies provide some of the market’s most stable and proven platforms, that have significant additional potential to unlock and develop.

For example, we recently announced our new Nylon 12CF material for our FDM platforms.

Nylon 12CF is a new carbon-fiber-filled thermoplastic that is strong enough to replace metal in many applications. We believe the new material will be valuable to users within the automotive, aerospace, recreational goods, and industrial manufacturing sectors for applications such as:

1.	Design engineers that need to rapidly produce strong, light-weight and rigid components for functional prototyping, thus reducing time-to-market for new products.
2.	Manufacturing engineers that produce assembly aids, such as jigs and fixtures, where material stiffness and strength add value and where replacement of metal is desired.
3.	Manufacturing engineers making low-volume production parts with unique structural requirements, where high strength is required.

As we prioritize our investments, we are emphasizing product and application development based on clear customer or segment feedback and insights, specifically within our target markets of aerospace, automotive, healthcare, and education.

We believe that the enhanced value resulting from these investments provides significant opportunities within these verticals for rapid prototyping, professional design, tooling, and advanced manufacturing applications.

For example, at the newly designated Stratasys-supported Center of Excellence at the Jacobs Institute, physicians have been utilizing our PolyJet 3D printing solutions to develop treatment plans for life-threatening vascular issues such as aneurysms, stroke and blood clots.

In addition to making exact models to match specific patients, our technology is being used to create anatomical models for medical training, as well as to develop trial runs for new treatment protocols – adding significant value by providing physicians a completely new process to address these applications.

We believe these initiatives and renewed focus will improve our quality of revenue going forward, and better position the company for long-term sustainable growth.

SLIDE 17: LEVERAGING STRATEGIC COLLABORATIONS

A critical part of our strategy is our ability to collaborate with our customers, particularly for production tooling and advanced manufacturing applications.

We have made several recent announcements regarding exciting initiatives with industry-leading manufacturing companies.

We have expanded our relationship with Siemens to pursue the integration between Siemens’ Digital Factory and Stratasys’ Additive Manufacturing solutions, to create a cohesive, best-of-breed technology foundation that enables large-scale manufacturers to enjoy the benefits of additive manufacturing within traditional production environments.

SLIDE 18: RECOGNIZED LEADERSHIP IN TARGET MARKETS

Within the automotive segment, we announced that Stratasys has been named the Official Supplier of 3D printing solutions to the McLaren-Honda Formula 1 team to provide our suite of 3D printing and additive manufacturing solutions for visual and functional prototyping, production and composite tooling, and customized production of parts.

We also entered into a technical collaboration with Team Penske to provide 3D printing solutions for NASCAR and IndyCar engineering and manufacturing applications.

As I hope you can see, we are committed to working with our customers to develop solutions that can provide value across a wide range of applications and industries.

SLIDE 19: ADVANCED RAPID PROTOTYPING – STRATASYS F123 SERIES

While the rapid prototyping segment of our industry is the most developed, we believe that by providing enhanced value for this market, we can develop further growth.

We believe providing ease-of-use while also providing engineering quality models, together with enhanced workflow software, are key value components for the professional engineer or designer.

To further our leadership position in the rapid prototyping segment, we recently introduced the Stratasys F123 Series for professional rapid prototyping.

The new series of FDM systems are optimized for the complete prototyping workflow, from initial concept verification to design validation to functional performance testing.

The new solutions address the needs of the professional workgroup-prototyping market with a combination of office-usability, precision, repeatability and affordability – all without compromising on the requirements for engineering quality models.

The F123 series benefits from 43 existing patents, leveraging the best of our current and proven production portfolio, and 15 patents pending, featuring engineering that is applicable to the F123 series.

For the first time, we are enabling customers to print low-cost concept models in a high-end professional 3D printer, by offering PLA materials alongside our thermoplastic materials.

PLA enables a cost effective and fast draft mode, saving customers up to 10 times the cost per part, and doubling the print speed compared to other materials.

Material change over is significantly faster than our previous models, allowing users to take advantage of the four material options and ten color choices with reduced downtime.

The F123 Series features a streamlined workflow with GrabCAD Print, making 3D printing more realistic, connected, and accessible.

GrabCAD Print eliminates the pain points and time wasted on file conversions by reading native CAD files and connecting directly to the F123 Series, enabling increased productivity with print management and remote print monitoring.

Overall, we believe the new F123 Series is the most reliable, economical, and intelligent rapid prototyping solution on the professional market today.

SLIDE 20: SERVING PROFESSIONAL RAPID PROTOTYPING ACROSS CATEGORIES

In addition to continuing ongoing development of the professional rapid prototyping segment, we believe that there is strategic value in capturing entry-level users within the desktop segment where we can provide differentiated value.

We believe MakerBot maintains the leading desktop brand, with the most developed software ecosystem within the industry.

We recently implemented organizational changes at MakerBot that we believe will narrow our focus on development efforts for the entry-level professional.

We remain confident in the long-term opportunity in the desktop segment, and intend to continue to invest in products that serve the entry-level professional and education markets.

SLIDE 21: SUMMARY & OUTLOOK

In summary:

1.	We are making significant progress in transforming our business into a more customer-centric organization providing value-added solutions for users within our key vertical markets.
2.	We are focused on leveraging our extensive knowledge and capabilities to build deep, high-quality, and lasting relationships where we are able to provide value to our customers.
3.	We are pleased with the initial reception to the F123 Series and believe that the rapid prototyping space remains an attractive opportunity, from entry-level to professional users.
4.	We will continue to expand our collaborative relationships with key global manufacturing companies that can help advance our overall strategy.
5.	Moving forward, we are focused on better allocating our resources to achieve our long-term goals, and we remain excited about the company’s future and the long-term growth potential within our industry.

Operator, please open the call for questions.

SLIDE 22: Q&A

SPEAKER: Ilan Levin

Thank you for joining today’s call. We look forward to speaking with you again next quarter. Goodbye.

SLIDE 22: FINANCIAL RECONCILIATION TABLES